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Trudy Sargent

Owner, Red Pictures

Greater Los Angeles Area · 500+ connections · Contact info

Red Pictures

About

www.trudysargent.com





Reel

Reel

Experience

Producer
Red Pictures
Feb 2007 – Present · 12 yrs 7 mos

Producer
Carnaby Films
2004 – 2013 · 9 yrs
London, United Kingdom

Skills & Endorsements

Film Production · 23



Endorsed by **Dennis Goldberg, who is highly skilled at this**

Feature Films · 21

Endorsed by **Massimiliano Trevis, who is highly skilled at this**

Video Production · 16

Boriana Williams and 15 connections have given endorsements for this skill

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Recommendations

Received (0) Given (1)

Lon H.

       
Specialist
November 17, 2008, Trudy was
a client of Lon's

